21004783

SEC
Mail Processing
Section
JUL 28 2021
Washington DC
416

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/20 (MM/DD/YY) AND ENDING 05/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 E. St. Louis Street, Suite 200
(No. and Street)

Springfield	MO	65806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Giordano — 303.837.3562, est. 20634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville and Associates, LLC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Boulevard, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony M. Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD Capital Advisors, LLC, as of May 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Anthony M. Giordano
Signature

President & Managing Director
Title

Jessica Glyn
Notary Public

Subscribed and sworn to affirmed before me in the County of Jefferson State of Colorado this 12 day of July of 2021
month year

JESSICA GLYN
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20194033047
MY COMMISSION EXPIRES AUG 28, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD CAPITAL ADVISORS, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended May 31, 2021

Total Revenue	$ 9,147,496
General Assessment @ .0015	$ 13,721
Less Payments Made:	

Date Paid	Check Number	STPC Collection Agent	Calculation	Amount Paid	Overpayment Applied	Overpayment
12/22/20	3048	No agent identified	$ 2,903	$ 2,897	$6	
06/25/21	3059	No agent identified	$10,818	$10,824	_	$6
			$13,721	$13,721	$ 6	$6

SIPC-7

(36-REV 12/18)

AMENDED COPY

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 05/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-50322 FINRA May 03/30/1998
BKD CAPITAL ADVISORS LLC
910 EAST ST LOUIS STREET STE 200
SPRINGFIELD MO 65806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tod Eastlake 417-865-8701 x23253

WORKING COPY

2. A. General Assessment (item 2e from page 2) $13,721

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,897)

12/22/2020
Date Paid

C. Less prior overpayment applied (6)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $10,818

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $10,824

H. Overpayment carried forward $(6)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BKD Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

Tod Eastlake
(Authorized Signature)

Dated the 12 day of July, 20 21.

Director of Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 06/01/2020
and ending 05/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9,147,496
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$9,147,496
2e. General Assessment @ .0015	$13,721 (to page 1, line 2.A.)

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

Postlethwaite & Netterville and Associates, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Governing Board of
BKD Capital Advisors, LLC
Springfield, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by BKD Capital Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating BKD Capital Advisors, LLC's compliance with the applicable instructions of the Amended General Assessment Reconciliation (Form SIPC-7) for the year ended May 31, 2021. BKD Capital Advisors, LLC's management is responsible for its Amended Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement records entries (cancelled check), noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended May 31, 2021 with the Total Revenue Amount reported in Amended Form SIPC-7 for the year ended May 31, 2021, noting no differences.

3) Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers, noting no differences, as there were no adjustments proposed;

4) Recalculated the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and

5) Compared the amount of any overpayment applied to the current assessment with the Amended Form SIPC-7 on which it was originally computed, noting no differences.

Postlethwaite & Netterville

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on BKD Capital Advisors, LLC's compliance with the applicable instructions of the Amended Form SIPC-7 for the year ended May 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of BKD, Capital Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 23, 2021

BKD CAPITAL ADVISORS, LLC
Springfield, Missouri

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
May 31, 2021

TABLE OF CONTENTS

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

Postlethwaite & Netterville and Associates, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
BKD Capital Advisors, LLC
Springfield, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BKD Capital Advisors, LLC (the Company) as of May 31, 2021, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BKD Capital Advisors, LLC as of May 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BKD Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

P&N
Postlethwaite & Netterville

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (Exemption), and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 (Exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (Exemption), and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

We have served as BKD Capital Advisors, LLC's auditor since 2016.

Baton Rouge, Louisiana
July 23, 2021